SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 28 February 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



                           EXHIBIT INDEX



1.1 Transaction in Own Shares released on 01 February 2005
1.2 Transaction in Own Shares released on 02 February 2005
1.3 Transaction in Own Shares released on 03 February 2005
1.4 Transaction in Own Shares released on 04 February 2005
1.5 Transaction in Own Shares released on 07 February 2005
1.6 Transaction in Own Shares released on 08 February 2005
1.7 Treasury Stock released on 09 February 2005
1.8 Holding(s) in Company released on 09 February 2005
1.9 Treasury Stock released on 10 February 2005
2.0 Treasury Stock released on 11 February 2005
2.1 Transaction in Own Shares released on 14 February 2005
2.2 Director Shareholding released on 14 February 2005
2.3 Director Shareholding released on 14 February 2005
2.4 Director Shareholding released on 14 February 2005
2.5 Director Shareholding released on 15 February 2005
2.6 Director Shareholding released on 15 February 2005
2.7 Transaction in Own Shares released on 16 February 2005
2.8 Transaction in Own Shares released on 17 February 2005
2.9 Director Shareholding released on 17 February 2005
3.0 Transaction in Own Shares released on 18 February 2005
3.1 Transaction in Own Shares released on 21 February 2005
3.2 Transaction in Own Shares released on 22 February 2005
3.3 Transaction in Own Shares released on 23 February 2005
3.4 Transaction in Own Shares released on 24 February 2005
3.5 Transaction in Own Shares released on 25 February 2005
3.6 Transaction in Own Shares released on 28 February 2005

EXHIBIT 1.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  01 February 2005



BP p.l.c. announces that on 31 January 2005, it purchased for cancellation 3,300,000 ordinary shares at prices between 522.00 pence and 528.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 02 February 2005

BP p.l.c. announces that on 1 February 2005, it purchased for cancellation 1,750,000 ordinary shares at prices between 525.50 pence and 534.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 February 2005

BP p.l.c. announces that on 2 February 2005, it purchased for cancellation 2,750,000 ordinary shares at prices between 533.50 pence and 539.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 February 2005

BP p.l.c. announces that on 3 February 2005, it purchased for cancellation 5,500,000 ordinary shares at prices between 531.50 pence and 537.00 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 February 2005

BP p.l.c. announces that on 4 February 2005, it purchased for cancellation 2,600,000 ordinary shares at prices between 535.00 pence and 539.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 February 2005

BP p.l.c. announces that on 7 February 2005, it purchased for cancellation 3,000,000 ordinary shares at prices between 539.00 pence and 545.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.7

BP p.l.c.  -  Treasury Stock
BP p.l.c.  -  9 February 2005


BP p.l.c. announces that on 8 February 2005, it purchased 3,500,000 ordinary shares at prices between 544.00 pence and 547.00 pence per share and between 1011.00 cents and 1016.83 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 3,500,000 ordinary shares in Treasury, and has 21,453,538,338 ordinary shares in issue (excluding Treasury shares).


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.8

BP p.l.c.  -  Holding(s) in Company
BP p.l.c.  -  9 February 2005


Notification of Interest

We write to inform you that we received notification on 8 February 2005, dated 7 February 2005, from Co-operative Insurance Society Limited disclosing a notifiable interest in our 8% Cumulative First Preference Shares of GBPl each. The disclosure of their interest pursuant to Sections 198 to 202 of the Companies Act 1985 is below



Letter to BP PLC
Dated 7th February 2005

COMPANIES ACT 1985,(AS AMENDED) SECTIONS 198 TO 210A DISCLOSURE OF INTEREST IN SHARES

In accordance with the above provisions we hereby give you notice that the Co-operative Insurance Society Limited holds, as beneficial owner, 1,475,538 BP PLC 8% cum 1st Prf GBP1 shares at the close of business on 4th February 2005 this being equal to 20.40% of the relevant issued share capital of 7,232,838. The decrease in our percentage holding is as a result of the following transaction:

Date              Transaction type          Number of 8% cum prf shares

04/02/05            Stock Loan                 75,000


Co-operative Insurance Society Limited holds the shares as beneficial owner. The notification given in this letter arises by virtue of approved stock lending activity undertaken by Co-operative Insurance Society Limited.


You note also that Co-operative Insurance Society Limited has, under the terms of its stock lending agreement, the right to call for delivery to it of shares of an identical type, nominal value, description and amount to the securities lent. By virtue of section 208(5) of the Companies Act 1985, such right is deemed to be a notifiable interest in such securities.


We write to inform you that we received notification on 8 February 2005, dated 7 February 2005, from Co-operative Insurance Society Limited disclosing a notifiable interest in our 8% Cumulative First Preference Shares of GBPl each. The disclosure of their interest pursuant to Sections 198 to 202 of the Companies Act 1985 is below.

Letter from Co-operative Insurance


Letter BP PLC
Dated 7th February 2005

COMPANIES ACT 1985, (AS AMENDED) SECTIONS 198 TO 210A DISCLOSURE OF INTEREST IN SHARES


In accordance with the above provisions we hereby give you notice that the Co-operative Insurance Society Limited holds, as beneficial owner, 1,520,072 BP PLC 8% cum 1st Prf GBP1 shares at the close of business on 7th February 2005 this being equal to 21.02% of the relevant issued share capital of 7,232,838. The increase in our percentage holding is as a result of the following transaction:

Date                Transaction type         Number of 8% cum prf shares

07/02/05            Stock Loan Return          44,534


Co-operative Insurance Society Limited holds the shares as beneficial owner. The notification given in this letter arises by virtue of approved stock lending activity undertaken by Co-operative Insurance Society Limited.

You note also that Co-operative Insurance Society Limited has, under the terms of its stock lending agreement, the right to call for delivery to it of shares of an identical type, nominal value, description and amount to the securities lent. By virtue of section 208(5) of the Companies Act 1985, such right is deemed to be a notifiable interest in such securities.

Letter from Co-operative Insurance

EXHIBIT 1.9

BP p.l.c. - Treasury Stock
BP p.l.c. - 10 February 2005

BP p.l.c. announces that on 9 February 2005, it purchased 5,000,000 ordinary shares at prices between 543.00 pence and 548.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 8,500,000 ordinary shares in Treasury, and has 21,449,088,130 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.0

BP p.l.c. - Treasury Stock
BP p.l.c. - 11 February 2005

BP p.l.c. announces that on 10 February 2005, it purchased 3,800,000 ordinary shares at prices between 546.50 pence and 555.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 12,300,000 ordinary shares in Treasury, and has 21,445,936,628 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 February 2005

BP p.l.c. announces that on 11 February 2005, it purchased 4,000,000 ordinary shares at prices between 549.50 pence and 555.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 16,300,000 ordinary shares in Treasury, and has 21,442,061,563 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.2

BP p.l.c. - Director Shareholding
BP p.l.c. - 14 February 2005

We were informed today that following awards by the Company's Remuneration Committee under the Long Term Performance Plan and the Executive Directors' Incentive Plan, the following Directors of BP p.l.c. acquired interests in the numbers of the Company's shares shown opposite their names below on 9 February 2005:-


The Lord Browne of Madingley            356,667 Ordinary Shares
Dr D C Allen                            60,000 Ordinary Shares
Mr I C Conn                             51,750 Ordinary Shares
Dr A B Hayward                          55,125 Ordinary Shares
Mr J A Manzoni                          60,000 Ordinary Shares



The Trustee of the BP Employee Share Ownership Trust purchased 583,542 BP Ordinary shares at GBP5.49 per share on 9 February 2005 to satisfy these awards. Each Director acquired a beneficial interest in the shares shown above when the award took effect.



Following the award taking effect, the BP Share Ownership Trust sold on behalf of the relevant Director the number of shares shown opposite his name below on 11 February 2005 at GBP5.49 per share to meet the Director's tax liability on the award of these shares:-


The Lord Browne of Madingley            146,234 Ordinary Shares
Dr D C Allen                            24,600 Ordinary Shares
Mr I C Conn                             21,218 Ordinary Shares
Dr A B Hayward                          22,602 Ordinary Shares
Mr J A Manzoni                          24,600 Ordinary Shares

EXHIBIT 2.3

BP p.l.c. - Director Shareholding
BP p.l.c. - 14 February 2005

We were informed today that following awards by the Company's Remuneration Committee under the BP 1999 Long Term Performance Plan (Deferral) the following Directors of BP p.l.c. acquired interests in the numbers of the Company's shares shown opposite their names below on 9 February 2005:-


Dr A B Hayward                        96,665 Ordinary Shares
Mr J A Manzoni                        46,399 Ordinary Shares



The Trustee of the BP Employee Share Ownership Trust purchased BP Ordinary shares at GBP5.49 per share on 9 February 2005 to satisfy these awards. Each Director acquired a beneficial interest in the shares shown above when the award took effect.



Following the award taking effect, the BP Share Ownership Trust sold on behalf of the relevant Director the number of shares shown opposite his name below on 11 February 2005 at GBP5.49 per share to meet the Director's tax liability on the award of these shares:-



Dr A B Hayward                        39,633 Ordinary Shares
Mr J A Manzoni                        19,024 Ordinary Shares

EXHIBIT 2.4

BP p.l.c. - Director Shareholding
BP p.l.c. - 14 February 2005

We were advised today, following an award to Dr B E Grote by the Company's Remuneration Committee on 9 February 2005 under the Executive Directors' Incentive Plan, that Dr B E Grote acquired an interest in 13,468 American Depositary Shares (equivalent to 80,808 Ordinary Shares) on 9 February 2005. The Trustee of the BP Employee Share Ownership Trust purchased 13,468 American Depositary Shares on 9 February 2005 at $62.1468 per share to satisfy this award.

EXHIBIT 2.5

BP p.l.c. - Director Shareholding
BP p.l.c. - 15 February 2005

We were advised today, 15 February 2005, by Computershare Plan Managers that on 10 February 2005 the following Directors of BP p.l.c. acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP5.49 per share through participation in the BP ShareMatch UK Plan:-





Mr. I. C. Conn               66 shares

Dr. A.B. Hayward             66 shares

Mr. J.A. Manzoni             66 shares

EXHIBIT 2.6

BP p.l.c. - Director Shareholding
BP p.l.c. - 15 February 2005


We were notified today, 15 February 2005, by Mr J A Manzoni, Director of BP p.l.c., that he acquired 12,000 BP Ordinary shares (ISIN number GB0007980591) on 14 February 2005 at GBP2.04 per share through the exercise of options to purchase shares under the Executive Share Option Scheme and sold 4,580 shares on 14 February 2005 at a price of GBP5.5155 per share.

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 February 2005

BP p.l.c. announces that on 15 February 2005, it purchased 3,800,000 ordinary shares at prices between 547.50 pence and 552.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 20,100,000 ordinary shares in Treasury, and has 21,440,549,040 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 2.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 February 2005

BP p.l.c. announces that on 16 February 2005, it purchased 2,400,000 ordinary shares at prices between 545.00 pence and 553.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 22,500,000 ordinary shares in Treasury, and has 21,438,928,602 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.9

BP p.l.c. - Director Shareholding
BP p.l.c. - 17 February 2005

We were notified yesterday, 16 February 2005, by Dr W E Massey, Non-Executive Director of BP p.l.c., that he sold 0.8447 American Depositary Shares ('ADS') (approximately 5.0682 Ordinary Shares) on 11 February 2005 at the equivalent of US$62.17 per ADS and 14.3452 American Depositary Shares (approximately 86.0712 Ordinary Shares) on 11 February 2005 at US$62.20 per ADS.

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  18 February 2005



BP p.l.c. announces that on 17 February 2005, it purchased 2,500,000 ordinary shares at prices between 560.00 pence and 565.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above purchase, BP p.l.c. holds 25,000,000 ordinary shares in Treasury, and has 21,437,572,206 ordinary shares in issue (excluding Treasury shares).



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 3.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 February 2005


BP p.l.c. announces that on 18 February 2005, it purchased 4,700,000 ordinary shares at prices between 552.00 pence and 557.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 29,700,000 ordinary shares in Treasury, and has 21,433,544,150 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 February 2005

BP p.l.c. announces that on 21 February 2005, it purchased 2,300,000 ordinary shares at prices between 553.50 pence and 560.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 32,000,000 ordinary shares in Treasury, and has 21,433,219,799 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 February 2005

BP p.l.c. announces that on 22 February 2005, it purchased 4,700,000 ordinary shares at prices between 552.00 pence and 559.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 36,700,000 ordinary shares in Treasury, and has 21,429,215,201 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 February 2005

BP p.l.c. announces that on 23 February 2005, it purchased 5,100,000 ordinary shares at prices between 551.50 pence and 558.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 41,800,000 ordinary shares in Treasury, and has 21,425,568,095 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 February 2005

BP p.l.c. announces that on 24 February 2005, it purchased 5,600,000 ordinary shares at prices between 557.00 pence and 561.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 47,400,000 ordinary shares in Treasury, and has 21,419,968,095 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 February 2005

BP p.l.c. announces that on 25 February 2005, it purchased 3,200,000 ordinary shares at prices between 562.50 pence and 565.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 50,600,000 ordinary shares in Treasury, and has 21,417,890,263 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 7 March 2005                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary